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                                   FORM 12b-25

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

NOTIFICATION OF LATE FILING                        Commission File No. 0-25634

             (Check One): [x] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [ ] Form 10-Q [ ] Form N-SAR
                   For the Fiscal Year Ended December 31, 1999

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                For the Transaction Period Ended: Not Applicable

PART I - REGISTRANT INFORMATION
Full name of registrant:                        American Architectural Products
                                                 Corporation
Former name:                                    Not Applicable
Address of Principal Executive Office:          3000 Northwest 125th Street
                                                Miami, Florida  33167

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

During the fiscal year ended December 31, 1999, the Company relocated its corporate offices from Boardman, Ohio to Miami, Florida, which has resulted in attrition leading to significant staffing constraints. In addition, the Company's chief financial officer resigned effective December 31, 1999. The Company also implemented significant changes in its internal information systems during the fiscal year ended December 31, 1999, which have resulted in the delayed closing of the year-end financial records for some of the Company's subsidiaries and operating divisions. As a result of these factors, the Company has been delayed in compiling the information necessary for completing the audit of the Company's financial statements for the year ended December 31, 1999. Although the Company will be unable to complete the prescribed report within the prescribed time period without unreasonable effort or expense, the Company intends to file the prescribed report within the allowed extension period.

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PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

         William T. Hull             (305)                      681-0848
         ---------------             ---------                  --------
          (Name)                 (Area Code)                (Telephone Number)

(2) Have all other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?                                                Yes [X]   No [ ]
                                                                   --       --

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                  Yes [X]   No [ ]
                                                                   ---      ---


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In the fourth quarter 1999, the Company recorded an asset impairment charge of $5.3 million for impaired goodwill at one of its manufacturing facilities and $5.5 million for estimated losses on the disposal of assets of a discontinued operation. Additionally, the Company recorded a gain of approximately $2.2 million on the sale of Taylor Building Products and a loss of approximately $2.3 million on the write-off of deferred acquisition and financing costs for abandoned acquisitions and financings. Because fiscal year-end adjustments and other audit provisions have not been finalized, at this time the Company is unable to estimate with reasonable accuracy its results of operations for the fiscal year ended December 31, 1999.

                   American Architectural Products Corporation
                   -------------------------------------------
                  (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: March 30, 2000                            By: /s/ William T. Hull
                                                       -----------------------
                                                       William T. Hull
                                                       Chief Financial Officer